Divakar Gupta

+1 212 479 6474

dgupta@cooley.com

October 18, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Vanessa Robertson

Mary Mast

Joshua Gorsky

Jason Drory

Re:	Abivax SA

Amendment No. 1 to Registration Statement on Form F-1

Filed on October 16, 2023

File No. 333-274780

Ladies and Gentlemen:

On behalf of Abivax SA (the “Company”), we are providing this letter in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in its letter, dated October 17, 2023 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to the Registration Statement on Form F-1, filed on October 16, 2023 (the “Amendment No. 1 Registration Statement”).

In response to the comment set forth in the Comment Letter, the Company has revised the Amendment No. 1 Registration Statement and is filing an amendment to the Registration Statement (the “Amended Registration Statement”) with this response letter, which reflects changes made in response to the comment contained in the Comment Letter.

The numbering of the paragraph below corresponds to the numbering of the comment contained in the Comment Letter, which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used but not otherwise defined in this letter shall have the meanings set forth in the Amended Registration Statement.

Cooley LLP 55 Hudson Yards, New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

October 18, 2023

Page Two

Amendment No. 1 to Registration Statement on Form F-1, filed October 16, 2023

Capitalization, page 85

1.

Please revise the description in the second bullet to quantify separately the amount of the tranches drawn for the Kreos/Claret OCABSA and Heights Convertible Notes as well as the amounts repaid under the First KC Agreement, the Second KC Agreement and the OCEANE bonds.

In response to the Staff’s comment, the Company has updated its disclosure on pages 85 and 86.

* * * *

Cooley LLP 55 Hudson Yards, New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

Divakar Gupta

+1 212 479 6474

dgupta@cooley.com

Please direct any questions or further comments concerning the Registration Statement or this response letter to either the undersigned at (212) 479-6474, Marc Recht of Cooley LLP at (617) 937-2316, Ryan Sansom of Cooley LLP at (617) 937-2335 or Denny Won of Cooley LLP at (415) 693-2032.

Sincerely,

/s/ Divakar Gupta

Divakar Gupta

cc:	Marc de Garidel, Abivax SA

Didier Blondel, Abivax SA

Marc Recht, Cooley LLP

Ryan Sansom, Cooley LLP

Denny Won, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Alison A. Haggerty, Latham & Watkins LLP

Cooley LLP 55 Hudson Yards, New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com